EXHIBIT 99.1

Satellos Announces Completion of Enrollment in BASECAMP Phase 2 Clinical Trial of Forazapadin for Duchenne Muscular Dystrophy

Data from BASECAMP expected in Q1 2027

TORONTO, Sept. 30, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL), a clinical-stage drug development company developing life-improving medicines to treat degenerative muscle diseases, today announced that enrollment has been completed for BASECAMP, the company’s Phase 2 clinical trial evaluating forazapadin for the treatment of Duchenne muscular dystrophy (DMD) in ambulatory boys 7 to 10 years of age. Forazapadin is an orally administered, small molecule drug candidate designed to restore muscle regeneration in people living with DMD, facioscapulohumeral muscular dystrophy (FSHD) and potentially other degenerative muscle diseases.

“We are thrilled to announce that we have met and surpassed our enrollment target in BASECAMP in less than nine months from screening our first participant, reflecting the strong execution of our clinical program,” said Frank Gleeson, co-founder and chief executive officer of Satellos. “We believe BASECAMP could support discussions with the FDA regarding a potential accelerated development pathway for forazapadin. Given the significance and proximity of this opportunity, we believe it is important to be thoughtful and transparent in how we develop and communicate the results from the trial. We have therefore decided to take the time necessary to compile the most complete dataset possible. Accordingly, we are adjusting our previous plan for releasing data and now intend to share topline clinical data in the first quarter of 2027.”

“The enthusiasm and commitment of the Duchenne community have enabled us to exceed our enrollment target and build a robust global study,” said Wildon Farwell, M.D., chief medical officer of Satellos. “With multiple dose cohorts and a broad range of clinical, functional and biomarker assessments, we believe BASECAMP can generate a substantial body of data that we expect to help us better understand forazapadin, its potential as a novel treatment for Duchenne, and guide us in determining a potential path to approval. We are deeply grateful to the patients and families who have made this research possible.”

BASECAMP enrolled ambulatory boys 7 to 10 years of age across 18 clinical sites in the U.S., Canada, Australia, Belgium, Spain, Poland and Serbia. Participants were randomized 1:1:1 to receive either forazapadin 60 mg, forazapadin 120 mg or placebo. The study includes a 12-week placebo-controlled period, after which participants enter a 36-week randomized active-treatment period. Primary endpoints include safety, tolerability and the effect of forazapadin on muscle force as assessed by dynamometry. Secondary endpoints are intended to assess forazapadin's impact on muscle quality, function and regeneration.

ABOUT FORAZAPADIN
Forazapadin is a proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in degenerative muscle diseases or injury conditions. Forazapadin targets AAK1, a key protein identified by Satellos as believed to be capable of helping restore the body’s natural muscle repair and regeneration biology, a fundamental process that is disrupted in DMD, FSHD and other degenerative conditions. By inhibiting AAK1, forazapadin treatment aims to re-establish a biochemical signal believed to be involved in supporting muscle regeneration. Satellos is advancing forazapadin as a potential treatment for DMD that is independent of dystrophin and applicable regardless of exon mutation status as either a stand-alone or adjunctive therapy, with ongoing Phase 2 clinical studies including BASECAMP, a global, randomized, placebo-controlled study in pediatric participants, and TRAILHEAD, an open-label study in adult participants. A Phase 2 clinical study to evaluate the safety, efficacy and tolerability of forazapadin in adults with FSHD is expected to begin in the fourth quarter of 2026.

ABOUT SATELLOS BIOSCIENCE INC.
Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed forazapadin, an orally administered small molecule AAK1 inhibitor designed to address deficits in muscle repair and regeneration. Forazapadin is being evaluated as a potential disease-modifying treatment for Duchenne muscular dystrophy (DMD) in two Phase 2 clinical trials, BASECAMP in pediatric participants with DMD and TRAILHEAD in adults living with DMD. The FDA also cleared an Investigational New Drug (IND) application for the clinical evaluation of forazapadin for the treatment of facioscapulohumeral muscular dystrophy (FSHD). The company has identified additional muscle diseases and injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com and connect with Satellos on X, LinkedIn, Facebook and Instagram.

NOTICE ON FORWARD-LOOKING STATEMENTS
This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the possibility of pursuing regulatory approval for forazapadin, including a potential accelerated approval pathway; anticipated benefits to patients from forazapadin; the enrollment in, advancement and timing of results of forazapadin through clinical trials, including the BASECAMP, TRAILHEAD and Phase 2 FSHD clinical trials, and the timing of release of related clinical trial data; the potential of Satellos’ approach in other degenerative muscle diseases and Satellos’ plans to pursue additional muscle diseases and injury conditions in future clinical development; Satellos' technologies and drug development plans; and Satellos’ expectation for broader use of International Nonproprietary Name in future scientific, regulatory and corporate communications. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective”, “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. In making forward-looking statements, the Company has relied on various assumptions, including but not limited to: its ability to obtain future funding on favorable terms, if at all; obtaining positive results in its clinical trials; its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management's ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos' Annual Information Form dated March 27, 2026, and amended and restated short form base shelf prospectus dated August 11, 2026 (each of which is located on Satellos’ SEDAR+ profile) and incorporated by reference in Satellos’ Form F-10 filed with the Securities and Exchange Commission on August 11, 2026, and in Satellos' public filings on EDGAR (sec.gov) and SEDAR+ (sedarplus.ca). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS
Investors: Caitlin Lowie, Vice President, Investor Relations & Communications, ir@satellos.com
Media: Emily Williams, Senior Director, Communications, media@satellos.com